Exhibit D.1

  PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE, INC./ NORTHEAST
       UTILITIES/ NORTH ATLANTIC ENERGY CORPORATION

DF 91-193
ORDER NO. 20,416
77 NH PUC 134
New Hampshire Public Utilities Commission
March 19, 1992
Order Approving Financing
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REPORT

Appearances: Rath, Young, Pignatelli and Oyer, by William F. Ardinger, Esq. and Day, Berry and Howard, by Robert Knickerbocker, Esq. for Northeast Utilities and North Atlantic Energy Corporation; Gerald M. Eaton, Esq. for Public Service Company of New Hampshire, Inc.; Shelley A. Nelkens, pro se; Office of Consumer Advocate by Michael W. Holmes, Esq. for Residential Ratepayers; Amy L. Ignatius, Esq. for the staff of the New Hampshire Public Utilities Commission.

I.     PROCEDURAL HISTORY

By Order of Notice dated November 27, 1991, the New Hampshire Public Utilities Commission (Commission) opened docket DF 91-193 to consider the plan of financing jointly filed on November 18, 1991, by Public Service Company of New Hampshire, Inc. (PSNH), Northeast Utilities (NU) and North Atlantic Energy Corporation (NAEC). The financing plan was submitted by PSNH, NU and NAEC in anticipation of approval of the merger proposed between PSNH and NU. Shelley A. Nelkens was granted leave to intervene. Robert Knickerbocker, Esquire, of Day, Berry and Howard, counsel to NU and NAEC, was granted permission to appear pro hac vice. The Commission scheduled an evidentiary hearing for January 14, 1992, which was subsequently rescheduled to February 18, 1992.

______________________________

II.    FINANCING PROPOSAL

NU, NAEC and PSNH (collectively referred to as the companies) propose to finance the merger transaction between NU and PSNH by means of a financing plan involving approximately $355 million in mortgage bonds at a projected interest rate of 9.25% to 9.50% but in no event greater than 11.5%, issuance by NAEC of common stock to NU to provide approximately 20% equity component of NAEC's capitalization to fund the costs of the merger, and issuance by PSNH of common stock to provide cash needed for the merger transaction. In addition, the companies intend to participate in the NU "money pool" by which pool members may borrow at rates lower than rates available to them as individual borrowers, and for NU to make capital contributions when necessary, particularly in order to maintain required debt ratios under borrowing agreements.
At the February 18, 1992 hearing, the companies presented two financial witnesses who testified to the components of the companies' financing proposal: Michael Wiater, Manager of NU's Corporate Financial Forecasting and Eugene Vertefeuille, NU's Assistant Treasurer, responsible for Short Term Financing. According to Mr. Wiater and Mr. Vertefeuille, the companies intend to market the mortgage bonds upon final approval of all regulatory entities, including the Commission, the Connecticut Department of Public Utility Control, the Securities and Exchange Commission, and the Nuclear Regulatory Commission. Although the decisions of some regulatory agencies may be appealed, the companies intend to proceed with the development of the financing package, unless any appeal filed appears to fundamentally challenge the viability of the merger.
The companies submitted a Preliminary Request for Findings and Approvals on February 3, 1992, detailing the components of the proposed financing. The proposed findings are attached hereto as Appendix A. In addition, on February 14, 1992, the companies submitted to the Commission a letter requesting an additional approval of a letter agreement between PSNH and NAEC dated February 13, 1992, which explains the terms of the Seabrook Power Contract and the First Mortgage Indenture and Deed of Trust regarding insurance proceeds in the event of condemnation of the Seabrook Plant. The February 13 letter agreement is attached hereto as Appendix B.

III.   COMMISSION ANALYSIS

The major components of the financing package appear consistent with those components contemplated in the Commission's decision in DR 89-244, 75 NH PUC 396 (1990), though particular details have now changed. For example, interest rates are lower than anticipated in 1990, while costs of the merger are higher due to the greater than anticipated length of time it has taken for the merger to reach the point of being financed. We do not find the changed circumstances to be detrimental to PSNH's ratepayers or to cause us to reconsider our approval of the merger transaction.

Based upon the current estimates of the rates at which the mortgage bonds can be issued (9.25% - 9.50%) and the rate of return on equity that was found by the Federal Energy Regulatory Commission (FERC) of 12.53%, it appears that the overall cost of capital will be lower than was anticipated in Docket No. DR 89-244.

______________________________
The following is a comparison of the current projections as compared to those approved in DR 89-244:
[Graphic(s) below may extend beyond size of screen or contain distortions.]

Current Projections
Docket 89-244
(000's)

                         PSNH       NAEC        PSNH        NAEC

Common Equity         $ 390,000  $ 157,300   $ 320,000   $140,000
Preferred Stock         125,000          0     127,551          0
Long-term Debt        1,232,200    549,600   1,150,805    560,000

Capitalization        $1,747,200 $ 706,900  $1,598,356   $700,000

% Common Equity           22.32%    22.25%      20.02%     20.00%
% Preferred Stock          7.15      0.00        7.98       0.00
% Long-term Debt          70.53     77.75       72.00      80.00

Total                    100.00%   100.00%     100.00%    100.00%

Embedded Cost

Common Equity             13.25%    12.53%      13.25%     13.75%
Preferred Stock           10.60*        0       11.40          0
Long-term Debt             7.60*    12.01**     10.41      13.20

Weighted Cost of
Capital

Common Equity              2.96%     2.78%       2.65%      2.75%
Preferred Stock             .76       .00         .91        .00
Long-term Debt             5.36      9.34        7.50      10.56

Total                      9.08%    12.12%      11.06%     13.31%

____________________

*Reflects the actual embedded costs from the Step 1 financings which occurred on May 16, 1991 for the fixed rate securities and an estimate of interest rates at the time of the merger for the variable rate securities.

**Includes the assumption from PSNH at merger date of the existing $205 million of Seabrook notes at 15.23% and the issuance of a projected new NAEC $355 million first mortgage bond with an estimate interest rate of 9.5%.
The company also furnished the following information related to the transactions which will occur if the merger were to occur on April 1, 1992. PSNH would require the following cash requirements:

[Graphic(s) below may extend beyond size of screen or contain distortions.]

Millions
Purchase of PSNH Common Stock    $ 771.1
Seabrook Transfer Tax                7.9
Reimbursement of NU Expenses        45.0
Reduction of Term Loan              52.0
Reduction of Short-term Debt        46.3
Cash Requirement (4/1/92)        $ 922.3

The sources of funds needed to satisfy the $922.3 million requirement are as follows:

[Graphic(s) below may extend beyond size of screen or contain distortions.]

Millions

Capital stock purchases by NU to PSNH            $ 410.0
Capital stock purchases by NU to North Atlantic    157.3
North Atlantic First Mortgage Bonds                355.0
Total                                            $ 922.3

Upon consummation of the merger North Atlantic will provide PSNH with the funds obtained from the sale of the first mortgage bonds and the capital contribution from NU, along with the assumption of $205 million of Seabrook notes in return for the Seabrook asset.
One financial transaction not contemplated by the Commission in DR 89-244 is the NU money pool. Participation in the money pool, according to the companies' witnesses, is voluntary on the part of each member; members are free to borrow from and extend loans to the pool if they so wish; at no point are they required to do so. Because members would be able to borrow money at lower rates than they could obtain elsewhere, which inures to the benefit of ratepayers, we find that the participation of the companies in the NU money pool to be consistent with the public good and an acceptable component of the financing proposal.
In addition, our order in DR 89-244 did not contemplate capital contributions from NU to maintain required debt ratios. The companies testified that they intend to undertake such borrowing only in the event it is necessary to maintain required debt ratios or in other emergency situations, and in most circumstances the companies would notify the Commission staff prior to such contributions. When this is not possible, the companies have agreed to notify the staff immediately after such contributions. Given the companies' commitment to involve the Commission staff in all circumstances except emergencies, and the representation of the companies that they anticipate a need for emergency contributions to be extremely rare, we find the capital contributions proposal to be consistent with the public good and an acceptable component of the financing.
Finally, the companies have submitted a letter agreement explaining the operation of the Seabrook Power Contract and insurance proceeds in the event of condemnation of the Seabrook Plant. We find that the letter agreement is consistent with our understanding of the Seabrook Power Contract and in the public good and, therefore, an acceptable component of the financing.
Our order will issue accordingly.
Concurring March 19, 1992

                             ORDER

In consideration of the foregoing report, which is made a part hereof; it is hereby

ORDERED, that the financing proposal presented by Northeast
Utilities, North Atlantic Energy Corporation (NAEC) and
Public Service Company of New Hampshire, Inc. (PSNH)
(collectively the companies) is consistent with the public good and hereby approved; and it is

FURTHER ORDERED, that the Preliminary Request for Findings and Approvals proposed by the companies and attached to the Report as Appendix A is hereby accepted; and it is

FURTHER ORDERED, that the letter agreement between NAEC and PSNH dated February 13, 1992, interpreting the Seabrook Power Contract and describing payment of insurance proceeds in the event of condemnation of the Seabrook Plant, attached to the Report as Appendix B, is hereby accepted.
By order of the New Hampshire Public Utilities Commission this nineteenth day of March, 1992.